Exhibit 99.2

SMART DIGITAL GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SMART DIGITAL GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	As of March 31, 2025	As of September 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,871	$57,817
Accounts receivable, net	7,510,272	10,213,570
Contract cost	91,998	—
Prepayments and other current assets	2,909,687	2,573,518
TOTAL CURRENT ASSETS	10,521,828	12,844,905

NON-CURRENT ASSETS:
Right-of-use assets	160,754	271,931
Property and equipment, net	15,428	21,144
Deferred tax assets	27,315	100,006
Deferred offering cost	341,718	287,095
TOTAL NON-CURRENT ASSETS	545,215	680,176

TOTAL ASSETS	$11,067,043	$13,525,081

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	1,863,834	5,239,920
Contract liabilities	445,794	39,958
Taxes payable	1,258,187	1,278,441
Lease liabilities	65,250	98,957
Accrued expenses and other liabilities	245,899	275,560
Amount due to related parties	298,778	9,236
TOTAL CURRENT LIABILITIES	4,177,742	6,942,072

NON-CURRENT LIABILITY:
Lease liabilities	103,607	204,018
TOTAL NON-CURRENT LIABILITY	103,607	204,018

TOTAL LIABILITIES	4,281,349	7,146,090

COMMITMENTS AND CONTINGENCIES (note 11)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 25,000,000 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	25,000	25,000
Additional paid-in capital	(25,000)	(25,000)
Retained earnings	6,766,447	6,322,453
Accumulated other comprehensive income	19,247	56,538
TOTAL SHAREHOLDERS’ EQUITY	6,785,694	6,378,991

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,067,043	13,525,081

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	For the six months ended March 31,
	2025	2024
Revenue	$14,482,548	$8,218,541
Cost of revenue	(13,445,189)	(6,868,389)
Gross profit	1,037,359	1,350,152
Operating expenses:
Selling expenses	(322,885)	(75,499)
General and administrative expenses	(147,032)	(1,040,069)
Total operating expenses	(469,917)	(1,115,568)
Operating income	567,442	234,584
Other income (expenses):
Other expense	(1,934)	(6,510)
Other income	3,559	—
Interest income	110	362
Interest expense	(4,105)	(8,870)
Exchange (loss) gain	(3,848)	190
Total other expenses, net	(6,218)	(14,828)
Income before income tax	561,224	219,756
Income tax expense	(117,230)	(46,341)
Net income	$443,994	$173,415

Comprehensive income
Net income	$443,994	$173,415
Foreign currency translation adjustments	(37,291)	27,715
Comprehensive income	$406,703	$201,130

Earnings per share, basic and diluted	$0.02	$0.01

Weighted average number of shares	25,000,000	25,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	earnings	Income /(Loss)	Equity
Balance as of September 30, 2023	25,000,000	$25,000	$(25,000)	$4,625,799	$(20,714)	$4,605,085
Net income	—	—	—	173,415	—	173,415
Foreign currency translation adjustment	—	—	—	—	27,715	27,715
Balance as of March 31, 2024	25,000,000	25,000	(25,000)	4,799,214	7,001	4,806,215
Balance as of September 30, 2024	25,000,000	25,000	(25,000)	6,322,453	56,538	6,378,991
Net income	—	—	—	443,994	—	443,994
Foreign currency translation adjustment	—	—	—	—	(37,291)	(37,291)
Balance as of March 31, 2025	25,000,000	$25,000	$(25,000)	$6,766,447	$19,247	$6,785,694

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

(UNAUDITED)

	For the six months ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$443,994	$173,415
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5,694	5,889
Amortization of right-of-use asset	37,367	16,011
Allowance for credit loss	—	414,285
Reversal of credit loss	(241,782)	(15,164)
Accounts receivable	2,902,180	(6,083,552)
Prepayments and other current assets	(401,923)	(80,431)
Contract cost	(92,140)	—
Amount due from related parties	—	(61,493)
Right-of-use assets	(2,415)	77,653
Deferred tax assets	71,691	(73,556)
Accounts payable	(3,330,420)	4,874,243
Contract liabilities	407,417	(150,419)
Taxes payable	(9,931)	195,425
Lease liabilities	(53,211)	(116,020)
Non-current assets	—	(1,625)
Accrued expenses and other liabilities	(24,248)	151,867
Amount due to related party	—	48,779
Net cash used in operating activities	(287,727)	(624,693)

Cash flows from financing activities:
Deferred offering cost	(54,991)	—
Proceeds from borrowings from related parties	296,376	1,188,294
Payment made on loan to related parties	(6,388)	(545,031)
Net cash provided by financing activities	234,997	643,263

Effect of exchange rate changes on cash held in foreign currencies	4,784	17,130
Net (decreased)/increase in cash	(47,946)	35,700
Cash and cash equivalents at beginning of the period	57,817	144,623
Cash and cash equivalents at end of the period	$9,871	$180,323

Supplemental disclosures of cash flows information:
Cash paid for income taxes	19,053	630
Cash paid for interest expense	4,105	9,020

Non-cash transactions:
Right-of-use assets obtained in exchange for operating lease obligation	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1 — Organization and principal activities

Smart Digital Group Limited (“the Company” or “SDM”) is incorporated under the laws of the Cayman Islands on November 3, 2022. The Company mainly provides internet media services, business planning and consulting services, and event planning and execution services.

On October 1, 2020, EASY COMMERCE PTE. LTD., the predecessor of SMART DIGITAL META PTE. LTD. (“Smart Digital Meta”), was incorporated in Singapore. On September 15, 2022, SAM WAI HONG acquired 100% equity interests in EASY COMMERCE PTE. LTD. from Xiaomei Wang and changed the company name to SMART DIGITAL META PTE. LTD. at the same time.

On December 28, 2018, AOSI PRODUCTION CO., LTD. (“Aosi”) was organized under the laws of Macau with SAM WAI HONG owning 90% equity interests and his spouse Lei Tun Kei owning 10% equity interests. On October 25, 2022, Smart Digital Meta acquired 40% equity interests from SAM WAI HONG and 10% equity interests from Lei Tun Kei in Aosi. As a result, Smart Digital Meta owned 50% equity interests in Aosi. On January 8, 2023, Smart Digital Meta acquired the remaining 50% equity interests from SAM WAI HONG and Aosi became a wholly owned subsidiary of Smart Digital Meta.

Zhuhai Hengqin Aosi Cultural Communication Co., Ltd. (“Hengqin”) was organized in the PRC on April 3, 2023 and is wholly owned by Aosi.

Smart Digital (HK) Culture Limited (“Smart Digital HK”) was incorporated under the laws of Hong Kong on November 18, 2022 and is wholly owned by Smart Digital Meta.

Smart Digital (Guangzhou) Times Culture Development Co., Ltd (“Smart Digital GZ”) was organized in the PRC on December 30, 2022 and is wholly owned by Smart Digital HK.

Xiamen Liubenmu Culture Media Co., Ltd. (“Liubenmu”) was organized in the PRC on February 7, 2018. On May 23, 2023, Smart Digital GZ acquired 100% equity interests in Liubenmu from Minbo Fu.

On January 12, 2024, SAM WAI HONG transferred the equity interest in Smart Digital Meta to the Company and Smart Digital Meta became a wholly owned subsidiary of the company.

Since SDM and its subsidiaries are effectively controlled by the same controlling shareholders, they are considered under common control. The consolidation of SDM and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, Macau, Singapore and the Cayman Islands. Details of the Company and the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Smart Digital Group Limited	November 3, 2022	Cayman Islands	100	Holding company

Smart Digital Meta Pte. Ltd.	October 1, 2020	Singapore	100	Providing business planning and consulting service

Smart Digital (HK) Culture Limited	November 18, 2022	Hong Kong, China	100	Holding company

Aosi Production Co., Ltd.	December 28, 2018	Macau, China	100	Providing internet media, and business planning and consulting,

Smart Digital (Guangzhou) Times Culture Development Co., Ltd.	December 30, 2022	Guangzhou, China	100	Holding company

Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.	April 3, 2023	Zhuhai, China	100	Holding company

Xiamen Liubenmu Culture Media Co., Ltd.	February 7, 2018	Xiamen, China	100	Providing event planning and execution service

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and such principles have been consistently applied.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Singapore-registered entities, Hong Kong-registered entities, Macau-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, revenue recognition, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets and allowance for credit loss. Changes in facts and circumstances may result in revised estimates. Actual results may differ from these estimates, and, as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in Singapore, Macau and PRC generally use their respective currencies as their functional currencies.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss.

For the Company’s main operating subsidiary in Macau, except for the shareholders’ equity, the balance sheet accounts on March 31, 2025 and September 30, 2024 were translated at MOP8.0118 and MOP8.0081 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended March 31, 2025 and 2024 were MOP8.0102 and MOP 8.0512 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to collection, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income.

Contract cost

Contract costs include contract fulfillment costs which are all recorded in the combined balance sheets. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenues during the period that the related costs are expected to contribute directly or indirectly to future cash flows on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were contract fulfillment costs of $91,998 and nil as of March 31, 2025 and September 30,2024, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3 years
Office equipment, furniture and fixtures	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized as additions to the related assets.

Deferred offering cost

Deferred offering costs consist principally of professional and registration fees. The Company complies with the requirements of ASC 340-10-S99-1, SEC Staff Accounting bulletin Topic 5A — “Expenses of Offering”, and SEC Staff Accounting bulletin Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”. Offering costs directly attributable to the issuance of an equity contract to be classified in equity will be recorded as a reduction of equity. Offering costs for equity contracts that are classified as assets and liabilities will be expensed immediately. As of March 31, 2025, the Company has incurred $341,718 of deferred offering costs.

Impairment for long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of March 31, 2025 and September 30, 2024, impairment of long-lived assets was nil.

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018. The Company adopted the Topic 842 on October 1, 2020 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to be recorded on the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of March 31, 2025 and September 30, 2024.

Fair value measurement

The Group Company ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash and cash equivalents, accounts receivable and other current assets, due from related parties, accounts payable, amount due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of March 31, 2025 and September 30, 2024.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature. For more information on related party transactions, see Note 10 herein.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2020. Accordingly, the consolidated financial statements for the six months ended March 31, 2025 and 2024 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which the Company expects in exchange for the services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the services before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended March 31, 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

The Company’s revenue is primarily derived from the following sources:

Revenue from internet media services

The Company generates revenue from internet media services by providing content promotion services for cooperative brands and project parties, including marketing strategy customization, delivery channel selection, content delivery and other services. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is providing content promotion to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Revenue is recognized over the service period. During the service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. There are no returns, refund and other similar obligations during each reporting period.

Revenue from business planning and consulting services

The Company generates revenue from business planning and consulting services by providing consulting services related to industry development for cooperative enterprises. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation, which is providing consulting services to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Revenue is recognized over the service period. During the service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. There are no returns, refund and other similar obligations during each reporting period.

Revenue from event planning and execution services

The Company generates revenue from event planning and execution services by providing planning services and overall implementation services required for offline activities for relevant cooperative enterprises. The Company enters into contracts with customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. The Company recognizes revenue at a point in time when the services are completed and the customers sign the acceptance confirmation. There are no returns, refund and other similar obligations during each reporting period.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue the six months ended March 31, 2024 and 2023 are as follows:

	For the six months ended March 31,
	2025	2024
Revenue from internet media services	$13,532,715	$6,271,133
Revenue from business planning and consulting services	—	450,216
Revenue from event planning and execution services	949,833	1,497,192
Total revenue	$14,482,548	$8,218,541

	For the six months ended March 31,
	2025	2024
Revenue recognized over time	$13,532,715	$6,721,349
Revenue recognized in time	949,833	1,497,192
Total revenue	$14,482,548	$8,218,541

Contract liabilities

	As of March 31, 2025	As of September 30, 2024
Beginning balance	$39,958	$150,158
Additions	445,794	39,958
Less: released to revenue	(39,067)	(150,447)
Foreign exchange effect	(891)	289
Ending balance	$445,794	$39,958

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a sales contract. As of March 31, 2025, and September 30, 2024, the Company recorded contract liabilities were $445,794 and $39,958, respectively.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of the cost of materials, direct labor cost and other related expenses that are directly attributable to the Company’s principal operations.

Selling expenses

Selling expenses consist primarily of staff costs, promotion expenses and other related incidental expenses that are incurred to conduct the Company’s sales and marketing activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries, and other expenses not specifically dedicated to selling activities, depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

Statutory reserves

Pursuant to the laws applicable to the PRC, the PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

As of March 31, 2025, and September 30, 2024, the balances of the required statutory reserves were both nil.

Value-added taxes

Revenue represents the invoiced value of services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, Accounting for Uncertainty in Income Taxes, prescribe a more-likely-than-not threshold for the consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on March 31, 2025 and September 30, 2024, respectively.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of March 31, 2024, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of March 31, 2025 and September 30, 2024.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a given period due to transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income (Loss), requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income (loss).

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2025 and September 30, 2024, there was no dilution impact.

Concentration of credit risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of March 31, 2025 and September 30, 2024, the aggregate amounts of $9,871 and $57,817, respectively, were deposited at financial institutions. In the event of a bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable is typically unsecured and derived from revenue earned from customers in Singapore and the PRC, including Macau, and as such, are exposed to credit risk and concentration risk. The credit risk is mitigated by credit evaluations which the Company performs with respect to its customers and by its ongoing monitoring process of outstanding balances. The Company maintains an allowance for the doubtful accounts, and the actual losses have generally been within the Company’s management’s expectations. The loss of, or a material reduction in orders from customers would materially and adversely affect our results of operations and financial condition. Refer to major customers and supplying channels below for detail.

Currency convertibility risk

Some of the Company’s operating activities are settled in Renminbi (“RMB”), which are not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates and not used any derivative financial instruments to manage the interest risk exposure during the year presented.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2024, the FASB released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss in these notes to its financial statements recent standards that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, or cash flows or disclosures.

Note 3 — Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of March 31, 2025	As of September 30, 2024
Accounts receivable	$7,737,897	$10,683,202
Less: allowance for doubtful accounts	(227,625)	(469,632)
Accounts receivable, net	$7,510,272	$10,213,570

Movements of allowance for accounts receivable are as follows:

	As of March 31, 2025	As of September 30, 2024
Beginning balance	$469,632	$538,169
Additions	—	50,831
Less: Reversal	(241,782)	(125,565)
Foreign exchange effect	(225)	6,197
Ending balance	$227,625	$469,632

As of March 31, 2025 and September 30, 2024, the balance of allowance for doubtful accounts was $227,625 and $469,632, respectively.

The balance of accounts receivable as of March 31, 2025 represented 52% of the total revenue in the six months ended March 31, 2025, which was mainly due to the slowing down of our collection activity. As of the date of this report, the subsequent collection of accounts receivable occupied 70% of total balance as of March 31, 2025.

Note 4 — Property and equipment, net

Property and equipment, net consisted of the following:

	As of March 31, 2025	As of September 30, 2024
Electronic equipment	$31,197	$31,261
Office equipment, furniture and fixtures	11,416	11,455
Subtotal	42,613	42,716
Less: accumulated depreciation	(27,185)	(21,572)
Total	$26,670	$21,144

For the six months ended March 31, 2025 and 2024 the Company purchased new property and equipment was nil.

Total depreciation expense for the six months ended March 31, 2025 and 2024 amounted to $ 5,667 and $ 5,889, respectively and the foreign exchange effect of the six months ended March 31, 2025 and 2024 is $54 and $73.

Note 5 — Operating leases

Effective on October 1, 2020, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the alternative transition approach which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Upon adoption, the Company recorded operating lease right-of-use assets and corresponding lease liabilities with no impact on retained earnings. Financial position for reporting periods beginning on or after October 1, 2020, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of March 31, 2025 and 2024, the remaining lease term was an average of 2.7 years and 2.3 year, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by local government agencies, such as central banks and monetary authorities, in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.6% per annum and 4.4% per annum as of March 31, 2025 and 2024, respectively. The interest expense for the six months ended March 31, 2025 and 2024 was $4,105 and $8,870, respectively. The amortization expense for the six months ended March 31, 2025 and 2024 was $ 37,367 and $16,011, respectively.

Supplemental balance sheet information related to the operating leases from the Company’s operations was as follows:

	As of March 31, 2025	As of September 30, 2024
Right-of-use assets under operating leases	$160,754	$271,931

Lease liabilities, current	65,250	98,957
Lease liabilities, non-current	103,607	204,018
Total lease liabilities	$168,857	$302,975

The following table presents maturity of lease liabilities as of March 31, 2025:

The six months ended March 31, 2025,	As of March 31, 2025
2025	$53,691
2026	71,588
2027	53,691
Total future minimum lease payments	178,970
Less: imputed interest	(10,113)
Total	$168,857

Note 6 — Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands

Smart Digital Group Limited is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the entity is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

In accordance with the relevant tax laws and regulations of Singapore, a company registered in Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. From year of assessment of 2020 onwards, 75% exemption on the first SG$10,000 of normal chargeable income and a further 50% exemption on the nest SG$190,000 of normal chargeable income. The prevailing corporate income tax rate is 17%.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rate is 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Macau

In accordance with the relevant tax laws and regulations of Macau, a company registered in Macau is subject to income taxes within Macau at the applicable tax rate on taxable income. From year of assessment of 2014 onwards, the exemption of annual assessable profits is MOP600,000 and profit tax rate is 12% on any part of assessable profits over MOP600,000.

PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The income tax expenses consisted of the following components:

	For the six months ended March 31,
	2025	2024
Current income tax expenses	$45,538	$119,897
Deferred income tax expenses(benefit)	71,691	(73,556)
Total income tax expenses	$117,230	$46,341

A reconciliation of the Company’s Macau statutory tax rate to the effective income tax rate during the periods is as follows:

	For the six months ended March 31
	2025	2024
Income tax expense with Macau statutory tax rate	12.0%	12.0%
Differential income tax rates applicable to certain entities comprising the Company	16.5%	8.8%
Tax effect of preferential tax treatments	(7.7)%	(4.1)%
Effect of non-deductible expenses	0.1%	0.2%
Effective income tax rate	20.9%	17.0%

The tax effects of temporary differences that give rise to the deferred tax assets balances as of March 31, 2025 and September 30, 2024 are as follows:

	As of March 31, 2025	As of September 30, 2024
Deferred tax assets:
General provision for bad debt	$27,315	$56,675
Net operating losses carried forward	—	43,331
Deferred tax assets	$27,315	$100,006

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and September 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

Note 7 — Equity

Ordinary Shares

The company is authorized to issue 50,000,000 ordinary shares of a single class, par value $0.001 per share. There are currently 25,000,000 ordinary shares issued and outstanding.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2025 and September 30, 2024, the balances of the required statutory reserves were both nil.

Note 8 — Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

As noted above, the PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of March 31, 2025 and September 30, 2024, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to nil and nil, respectively.

Note 9 — Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

The Company provided a substantial portion of services to three customers (39.1%, 25.3% and 13.8% of total revenue) for the six months ended March 31, 2025. As of March 31, 2025, the amount due from these customers included in accounts receivable was $2,118,916, representing 28.2% of total accounts receivable.

The Company provided a substantial portion of services to two customers (50.8%, and 18.2% of total revenue) for the six months ended March 31, 2024. As of March 31, 2024, the amount due from these customers included in accounts receivable was $5,644,896, representing 38.2% of total accounts receivable.

The loss of any significant customer or the failure to attract new customers could have a material adverse effect on the Company’s business, consolidated results of operations, and financial condition.

For the six months ended March 31, 2025, two suppliers contributed approximately 45.5% and 25.9% of total purchases made by the Company, respectively.

For the six months ended March 31, 2024, two suppliers contributed approximately 60.8% and 18.8% of total purchases made by the Company, respectively.

Note 10 — Related party transactions

1) Nature of relationships with related parties

Name	Relationship with the Company
SAM WAI HONG	The Company’s Chairman of the Board of Directors Legal representative and executive director of Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.
Huang Qiongshan	The Company’s Chief Financial Officer
Yi Zehua	Supervisor of Xiamen Liubenmu Cultural Media Co., Ltd.
Chen Yunting

The Company’s Chief Executive Officer

Legal representative, executive director and manager of Xiamen Liubenmu Cultural Media Co., Ltd.

Legal representative, executive director and manager of Smart Digital (Guangzhou) Times Culture Development Co., Ltd.

Liu Xinbin	Supervisor of Smart Digital (Guangzhou) Times Culture Development Co., Ltd.
Guo Junting	Supervisor of Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.
AOSI ADVERTISING & PRODUCTION	100% owned by SAM WAI HONG
Platinum International Entertainment Co., Ltd.	90% owned by SAM WAI HONG
Zibu Tang (Zhuhai) Food Co., Ltd.	50% owned by SAM WAI HONG
Zibu Tang Food Co., Ltd.	50% owned by SAM WAI HONG
CHINAINVEST INTERNATIONAL GROUP CO., LTD.	75% owned by SAM WAI HONG
Shuangying Group Co., Ltd.	75% owned by SAM WAI HONG
Zhuhai Hengqin Feitongxiaoke Cultural Communication Co., Ltd.	12.5% owned by SAM WAI HONG
Dream Home Design and Decoration Co., Ltd.	90% owned by SAM WAI HONG
Winwin Asia Group Co., Ltd.	100% owned by SAM WAI HONG

2) Related party balances

Accounts	Name of related parties	As of March 31, 2025	As of September 30, 2024
Due to related parties
	AOSI ADVERTISING & PRODUCTION	7,421	7,809
	Chen Yunting	211,682	—
	SAM WAI HONG	79,638	1,427
Net due to related parties		$298,778	$9,236

3) Related party transactions

For the six months ended March 31, 2025, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$6,388	$84,649
Chen Yunting	—	211,727
Total	$6,388	$296,376

For the six months ended March 31, 2024, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$540,820	$1,184,082
Chen Yunting	4,211	4,211
Total	$545,031	$1,188,294

As of March 31, 2025 and September 30, 2024, the amounts of due from related parties were nil, the amounts of due to related parties were $298,778 and $9,236, respectively.

Note 11 — Commitments and Contingencies

Lease Commitments

The total future minimum lease payments of short-term lease under the non-cancellable operating lease with respect to the office as of March 31, 2025 are payable as follows:

Lease Commitment
Within 1 year	$19,627

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and through the issuance date of these consolidated financial statements.

Note 12 — Subsequent events

The Company has evaluated subsequent events through September 22, 2025, the date the financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

On May 5, 2025, the Company closed its initial public offering of 1,500,000 ordinary shares at a public offering price of $4.00 per share for a total of $6,000,000 in gross proceeds. The Company raised total net proceeds of $4,980,000 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts.

The ordinary shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “SDM” on May 2, 2025.

On May 7, 2025, the Company closed the sale of an additional 225,000 ordinary shares, par value $0.001 per share, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the Company’s initial public offering, at the public offering price of $4.00 per share. As a result, the Company raised additional gross proceeds of $900,000, before deducting underwriting discounts and offering expenses.

On June 16, 2025, the Board of Directors of the Company approved the 2025 Equity Incentive Plan. The Plan reserves 5,000,000 ordinary shares for issuance pursuant to awards such as stock options, restricted shares, restricted share units, and other equity-based awards. The Plan is intended to support the Company’s long-term growth by attracting and retaining key personnel.